UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-38261

Kaixin Auto Holdings

(Registrant’s name)

4/F, Tower D, Building 15

No. 5 Jiangtai Road

Chaoyang District, Beijing

People’s Republic of China

100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Exhibits.

Number	Description
99.1	Kaixin Auto Holdings Announces Acquisition SPA with Morning Star

This report comprises a copy of the following press release:

“Kaixin Auto Holdings Announces Acquisition SPA with Morning Star” dated November 4, 2022.

The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KAIXIN AUTO HOLDINGS

Date: November 4, 2022	By:	/s/ Yi Yang
	Name:	Yi Yang
	Title:	Director